AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2014

SECURITIES ACT FILE NO. 33-79858

INVESTMENT COMPANY ACT NO. 811-8544

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

PRE-EFFECTIVE AMENDMENT NO.	☐

POST-EFFECTIVE AMENDMENT NO. 73	☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

AMENDMENT NO. 74	☒

FPA FUNDS TRUST

(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

11400 WEST OLYMPIC BOULEVARD, SUITE 1200

LOS ANGELES, CALIFORNIA 90064

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(310)473-0225

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

J. RICHARD ATWOOD, TREASURER

FPA FUNDS TRUST

11400 WEST OLYMPIC BOULEVARD, SUITE 1200

LOS ANGELES, CALIFORNIA 90064

(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPY TO:

MARK D. PERLOW, ESQ.

K&L GATES LLP

FOUR EMBARCADERO CENTER

SAN FRANCISCO, CA 94111

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE AFTER REGISTRATION STATEMENT BECOMES EFFECTIVE.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note:

This Post-Effective Amendment No. 73 to the Registration Statement of FPA Funds Trust’s FPA Crescent Fund consists of the following:

1.              Facing Sheet of the Registration Statement

2.              Part C to the Registration Statement

3.              Exhibit (J) to Item 28 to the Registration Statement (filed as page C-8)

This Post-Effective Amendment is being filed solely to file the conformed copy of Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP, for FPA Funds Trust’s FPA Crescent Fund (Exhibit J to Item 28) of this Registration Statement on Form N-1A (“Registration Statement”).

Part A and B of Post-Effective Amendment No. 72 to the Registration Statement filed on April 30, 2014, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

PART C. OTHER INFORMATION

ITEM 27.  FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements for the year ended December 31, 2012 are incorporated herein by reference.

ITEM 28. EXHIBITS (1933 Act File No. 33-79858; 1940 Act File No. 811-8544)

Exhibits previously filed by the Fund are incorporated by reference to such filings. The following table describes the location of all exhibits. In the table, the following references are used: PEA 68 = Post-Effective Amendment No. 68 filed herewith, PEA 67 = Post-Effective Amendment No. 67 filed April 30, 2013 PEA 64 = Post Effective Amendment No. 64 filed April 30, 2012; PEA 63 = Post Effective Amendment No. 63 filed April 30, 2012, PEA 62 = Post Effective Amendment No. 62 filed December 1, 2011, PEA 61 = Post Effective Amendment No. 61 filed October 11, 2011; PEA 60 = Post Effective Amendment No. 60 filed July 29, 2011 PEA 59 = Post Effective Amendment No. 59 filed July 29, 2010; PEA 58 = Post Effective Amendment No. 58 filed July 29, 2009; PEA 57 = Post Effective Amendment No. 57 filed July 29, 2008; PEA 56 = Post Effective Amendment No. 56 filed August 1, 2007; PEA 55 = Post Effective Amendment No. 55 filed August 1, 2006; PEA 54 = Post Effective Amendment No. 54 filed August 1, 2005; PEA 53 = Post Effective Amendment No. 53 filed August 2, 2004; PEA 52 = Post Effective Amendment No. 52 filed August 1, 2003; PEA 51 = Post Effective Amendment No. 51 filed July 29, 2002; PEA 50 = Post Effective Amendment No. 50, filed July 30, 2001; PEA 48 = Post Effective Amendment No. 48, filed April 30, 2001; PEA 47 = Post-Effective Amendment No.  47, filed on February 27, 2001; PEA 45 = Post-Effective Amendment No. 45, filed on December 29, 2000; PEA 44 = Post Effective Amendment No 44, filed on August 28, 2000; PEA 43 = Post Effective Amendment No. 43, filed on July 27, 2000; PEA 42 = Post Effective Amendment No. 42, filed on April 28, 2000; PEA 41 = Post-Effective Amendment No. 41, filed on February 28, 2000; PEA 39 =  Post Effective Amendment No. 39, filed on December 28, 1999; PEA 34 = Post Effective Amendment No. 34, filed on July 28, 1999; PEA 27 = Post-Effective Amendment No. 27, filed on February 5, 1999; PEA 24 = Post Effective Amendment No. 24, filed on July 10, 1998; and PEA 16 = Post-Effective Amendment No. 16, filed on July 10, 1997.

Incorporated by
Exhibit		Reference to (Location):
A.1.	Agreement and Declaration of Trust	PEA 24
2.	Certificate of Trust	PEA 24
3.	Certificate of Amendment to Certificate of Trust	PEA 24
4.	Certificate of Amendment to Certificate of Trust	PEA 52

B. 1.	By-Laws	PEA 24
2.	Amendment to By-Laws dated December 10, 1998	PEA 27
3.	Amendment to By-Laws dated February 6, 2006.	PEA 55
4.	Amendment to By-Laws dated August 7, 2006.	PEA 56

C. 1.	Form of Specimen Share Certificate	PEA 24
2.	The rights of security holders are defined in the Registrant’s Agreement and Declaration of Trust and By-Laws	PEA 24

D. 1.	Investment Advisory Agreement between Registrant and First Pacific Advisors, LLC for the FPA Crescent Fund dated October 1, 2006	PEA 56
2.	Financial Services Agreement between Registrant and First Pacific Advisors, LLC for FPA Crescent Fund dated October 1, 2006	PEA 56
3.	Investment Advisory Agreement between Registrant and First Pacific Advisors, LLC for FPA International Value Fund dated December 1, 2011.	PEA 61
4.	Financial Services Agreement between Registrant and First Pacific Advisors, LLC for FPA International Value Fund dated December 1, 2011.	PEA 61
5.	Expense Limit Agreement between Registrant and First Pacific Advisors, LLC for FPA International Value Fund dated April 26, 2012.	PEA 64
6.	Expense Limit Agreement between Registrant and First Pacific Advisors, LLC for FPA International Value Fund dated April 26, 2012.	PEA 64
7.	Expense Limit Agreement between Registrant and First Pacific Advisors, LLC for FPA International Value Fund dated February 1, 2013.	PEA 68

E.1.	Distribution Agreement between Registrant and UMB Distribution Services, LLC dated as of September 28, 2012	PEA 67

E.2.A	Form of Selling Dealer Agreement - Institutional Service Class Shares	PEA 42
B.	Form of Selling Dealer Agreement - Institutional Class Shares	PEA 42
C.	Form of Broker Services Agreement - Institutional Service Class Shares	PEA 42
D.	Form of Broker Services Agreement - Institutional Class Shares	PEA 42
E.	Form of Selling Dealer Agreement - Advisor Class Shares	PEA 47
F.	Trustees’ and Officers’ Contracts and Programs	Not applicable
G.	Specimen Selling Group Agreement	PEA 52

G. 1.	Global Custody Agreement	PEA 16
2.	Form of Amendment to the Global Custody Agreement	PEA 50
3.	Amendment to Custody Agreement of July 17, 1996 between Registrant and The Chase Manhattan Bank dated May 31, 2001	PEA 51
4.	Custodian Agreement between Registrant and State Street Bank and Trust Company dated October 22, 2002	PEA 52

H. 1.	Administration Agreement between Registrant and SEI Investments Mutual Funds Services dated as of April 1, 2001	PEA 48
2.	Shareholder Services Agreement between Registrant and PBHG Shareholders Service Center, Inc. dated as of October 26, 1998 as amended April 1, 2001	PEA 48
3.	Form of Agency Agreement between Registrant and DST Systems, Inc.	PEA 50

I.	Opinion and Consent of Counsel	PEA 34, PEA 39, PEA 41,
PEA 42, PEA 43, PEA 44,
PEA 45, PEA 48, PEA
50, PEA 51 and PEA 62

J.	Consent of Independent Registered Public Accounting Firm	PEA 72
K.	Other Financial Statements	Not applicable
L.	Purchase Agreement	PEA 24
M.1.	Distribution Plan	PEA 48
2.	Shareholder Services Plan	PEA 48
3.	Service Agreement	PEA 24

N.	Amended and Restated Rule 18f-3 Multiple Class Plan	PEA 24
O.1.	1. Power of Attorney	PEA 24, PEA 27, and PEA 45

	2. Power of Attorney	PEA 24, PEA 27, and PEA 45

	3. Power of Attorney	PEA 24, PEA 27, and PEA 45

	4. Power of Attorney	PEA 24, PEA 27, and PEA 45

P.1.	Code of Ethics of The UAM Funds dated June 29, 2001	PEA 50
2.	Code of Ethics of Funds Distributor, Inc. (distributor)	PEA 51
3.	Code of Ethics - First Pacific Advisors, Inc. (investment adviser)	PEA 50
4.	Code of Ethics of First Pacific Advisors, Inc. and FPA Fund Distributors, Inc.	PEA 52
5.	Code of Ethics of Registrant	PEA 52
6.	Code of Ethics of First Pacific Advisors, Inc. and FPA Fund Distributors, Inc.	PEA 53
7.	Code of Ethics of Registrant	PEA 53
8.	Code of Ethics of First Pacific Advisors, Inc. and FPA Fund Distributors, Inc.	PEA 54
9.	Code of Ethics of Registrant	PEA 56
10.	Code of Ethics of First Pacific Advisors, LLC and FPA Fund Distributors, Inc.	PEA 56
11.	Code of Ethics of First Pacific Advisors, LLC and FPA Fund Distributors, Inc.	PEA 57
12.	Code of Ethics of First Pacific Advisors, LLC and FPA Fund Distributors, Inc.	PEA 58
13.	Code of Ethics of First Pacific Advisors, LLC and FPA Fund Distributors, Inc.	PEA 60
14.	Code of Ethics of First Pacific Advisors, LLC and FPA Fund Distributors, LLC	PEA 63
15.	Code of Ethics of First Pacific Advisors, LLC	PEA 67
16.	Code of Ethics of UMB Distribution Services, LLC	PEA 67

ITEM 29.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND

Not applicable.

ITEM 30.  INDEMNIFICATION

Reference is made to Article VI of Registrant’s Declaration of Trust, which is incorporated herein by reference. Registrant hereby also makes the undertaking consistent with Rule 484 under the Securities Act of 1933, as amended. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

During the last two fiscal years, First Pacific Advisors, LLC, the investment adviser to Registrant (“Adviser”), has not engaged in any other business of a substantial nature except as investment adviser to Source Capital, Inc. (“Source”), a registered closed-end investment company; as investment adviser to FPA Crescent Fund, FPA New Income, Inc. (“New Income”), FPA Paramount Fund, Inc. (“Paramount”), FPA Perennial Fund, Inc. (“Perennial”), and FPA Capital Fund, Inc. (“Capital”), each a registered open-end investment company; as sub-adviser to LG Masters Smaller Companies Fund and LG Masters Alternative Strategies Fund, each a registered open-end investment company; and as investment adviser to institutional accounts. During the last two fiscal years, no director or officer of the Adviser has engaged for his own account or in the capacity of director, officer, employee, partner or trustee, in any other business, profession, vocation or employment of a substantial nature except as described under the caption “Fund Directors and Officers” in Part B hereof and as set forth below.

NAME AND POSITION
WITH ADVISER	OTHER AFFILIATIONS (1)
J. Richard Atwood,	(2)
Managing Partner & Chief Operating Officer

Robert L. Rodriguez,	Director and Officer of Capital and New Income.
Managing Partner & Chief Executive Officer

Steven T. Romick,	(2)
Managing Partner

Thomas H. Atteberry,	Officer of New Income.
Partner

Dennis M. Bryan,	Officer of Capital.
Partner

Eric S. Ende,	(2)
Partner

Steven R. Geist,	Officer of Source, Paramount and Perennial.
Partner

Brian A. Selmo,	(2)
Partner

Mark Landecker,	(2)
Partner

J. Mark Hancock,	—
Senior Managing Director

Nico Y. Mizrahi,	—
Managing Director

Gregory A. Herr,
Managing Director	Officer of Paramount, Perennial and Source.

Pierre O. Py,	(2)
Managing Director

Arik A. Ahitov,	Officer of Capital
Managing Director

E. Lake Setzler III,	(2)
Senior Vice President
& Controller

Jason Dempsey	—
Senior Vice President

Victor Liu	—
Senior Vice President

Melinda J. Newman	—
Senior Vice President

Abhijeet V. Partwardhan,	—
Senior Vice President

Matthew C. Waz	—
Senior Vice President

Brandon G. Stranzl	—
Senior Vice President

Max Rodriguez,	—
Senior Vice President

Brande L. Winget	—
Senior Vice President

Ryan A. Leggio,	—
Senior Vice President

Christopher H. Thomas,	(2)
Vice President &
Chief Compliance Officer

Ann M. Shigemura - Hildebrand,	—
Vice President

Julian W.H. Mann,	—
Vice President

Gregory R. Nathan,	—
Vice President

Ravi R. Mehra,	—
Vice President

Christopher Lozano,	—
Vice President

Stephen W. O’Neil,	—
Vice President & Head Trader

Marie McAvenia,	—
Vice President

Andrew August	—
Vice President

Michael A. Billings	—
Vice President

Gregory M. Crouch	—
Vice President

Nile R. Garretson	—
Vice President

Andrew J. Hemingway,	—
Vice President

Sean M. Korduner	—
Vice President

Chris J. Moreno,	—
Vice President

Adam B. Pivko,	—
Vice President & Trader

Michelle G. Eyink,	––
Vice President - HR

Sherry Sasaki,	(2)
Assistant Vice President
& Secretary

Michael P. Gomez,	a (2)
Assistant Vice President & Assistant Controller

(1)  The address of each company named is 11400 W. Olympic Boulevard, Suite 1200, Los Angeles, California 90064.

(2)  A description of such person’s other affiliations is given under the caption “Fund Directors and Officers” in Part B hereof.

ITEM 32.  PRINCIPAL UNDERWRITERS.

(a) UMB Distribution Services, LLC, the principal underwriter for Registrant, acts as a principal underwriter for Aspiriant Global Equity Trust, Cheswold Lane Funds, Commonwealth International Series Trust, FPA Funds Trust, FPA Capital Fund, Inc., FPA New Income, Inc., FPA Perennial Fund, Inc., Index Funds, Green Century Funds, The Marsico Investment Fund, Scout Funds, Vericimetry Funds, and The Westport Funds.

(b) The following information is furnished with respect to each director and officer of UMB Distribution Services, LLC.

NAME AND PRINCIPAL	POSITIONS & OFFICES WITH	POSITIONS AND OFFICES
BUSINESS ADDRESS	PRINCIPAL UNDERWRITER	WITH REGISTRANT

Maureen Quill (1)	President	-0-

Christine L. Mortensen (1)	Treasurer	-0-

Constance D. Shannon (1)	Secretary	-0-

Karen L. Fay Luedtke (1)	Chief Compliance Officer	-0-

(1)           803 West Michigan Street, Milwaukee, Wisconsin, 53233

Inapplicable

ITEM 33.  LOCATION OF BOOKS AND RECORDS.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained in the physical possession of Mr. J. Richard Atwood, Treasurer of Registrant*, except as otherwise stated below:

SUBPARAGRAPH OF	PHYSICAL POSSESSION
RULE 31a-1	OF REQUIRED RECORDS
(b)(2)(iv)	UMB Fund Services, Inc., Shareholder Service Agent for Registrant**
(b)(4)	Sherry Sasaki, Secretary of Registrant*
(f)	First Pacific Advisors, LLC, Investment Adviser to Registrant*

*	11400 W. Olympic Boulevard, Suite 1200, Los Angeles, California 90064
**	P.O. Box 2175, Milwaukee, WI 53233-2301

ITEM 34.  MANAGEMENT SERVICES.

There is no management-related service contract under which services are provided to Registrant which is not discussed in Parts A or B hereof.

ITEM 35.  UNDERTAKINGS.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Los Angeles, State of California, on the 2nd day of May, 2014.

FPA FUNDS TRUST’S FPA CRESCENT FUND

By:	/s/ Steven T. Romick
Steven T. Romick, President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ STEVEN T. ROMICK	President (Principal	May 2, 2014
Steven T. Romick	Executive Officer of FPA Funds Trust’s FPA Crescent Fund)

/s/ J. RICHARD ATWOOD	Treasurer (Principal	May 2, 2014
J. Richard Atwood	Financial Officer and
Principal Accounting
Officer)

/s/ THOMAS P. MERRICK	Trustee	May 2, 2014
Thomas P. Merrick

/s/ ALFRED E. OSBORNE, JR.	Trustee	May 2, 2014
Alfred E. Osborne, Jr.

/s/ A. ROBERT PISANO	Trustee	May 2, 2014
A. Robert Pisano

/s/ PATRICK B. PURCELL	Trustee	May 2, 2014
Patrick B. Purcell

/s/ STEVEN T. ROMICK	Trustee	May 2, 2014
Steven T. Romick

/s/ ALLAN M. RUDNICK	Trustee	May 2, 2014
Allan M. Rudnick

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 72 to Registration Statement No. 33-79858 on Form N-1A of our report dated February 21, 2014 relating to the financial statements and financial highlights of FPA Funds Trust’s FPA Crescent Fund appearing in the Annual Report on Form N-CSR of FPA Funds Trust’s FPA Crescent Fund for the year ended December 31, 2013, and to the references to us under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are parts of such Registration Statement.

/s/ Deloitte & Touche LLP

Los Angeles, California

April 30, 2014

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 72 to Registration Statement No. 33-79858 on Form N-1A of our report dated February 17, 2014 relating to the financial statements and financial highlights of FPA Funds Trust’s FPA International Value Fund appearing in the Annual Report on Form N-CSR of FPA Funds Trust’s FPA International Value Fund for the year ended December 31, 2013, and to the references to us under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are parts of such Registration Statement.

Deloitte & Touche LLP

Los Angeles, California

April 30, 2014

8

EXHIBIT INDEX

EXHIBIT

J.	Consent of Independent Registered Public Accounting Firm (filed as page C-8).

All other applicable exhibits are incorporated herein by reference.